U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 0-23219

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 [X]  Form 10-K                            [ ]  Form 10-Q
 [ ]  Form 11-K                            [ ]  Form N-SAR
 [ ]  Form 20-F

For Period Ended:     DECEMBER 31, 1997

[ ]   Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ]   Transition Report on Form 11-K        [ ] Transition Report on Form N-SAR
[ ]   Transition Report on Form 20-F

For Transition Period Ended:
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:     DENTAL CARE ALLIANCE, INC.
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number):

                           1343 MAIN STREET, SUITE 700
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City, State and Zip Code:     SARASOTA, FLORIDA  34236
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PART II - RULE 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report or portion thereof will be filed on or
[X] before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                              SEE ATTACHMENT HERETO


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PART IV - OTHER INFORMATION

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(1)  Name and telephone number of person to contact in regard to this notification:

          David Nichols               (941)                   955-3150
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            (Name)                  (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):

                                                       [X]   Yes    [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X]   Yes    [ ]   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
         SEE ATTACHMENT HERETO

                           DENTAL CARE ALLIANCE, INC.
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                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1998                       By: /s/ DAVID P. NICHOLS
                                              ------------------------------
                                               Name: David P. Nichols
                                               Title: Chief Financial Officer

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                            ATTACHMENT TO FORM 12B-25

                FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 1997

PART III - NARRATIVE

In late March 1998 the Company was required to file a Current Report on Form 8-K (the "8-K") with respect to an acquisition and certain information contained in the 8-K had to be reconciled with information required to be included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (the "10-K") and such information could not be reconciled in time to file the 10-K in a timely manner without unreasonable effort or expense.

PART IV - OTHER INFORMATION

     (3) During the year ended December 31, 1997 the Company entered into management agreements with 17 additional dental centers which resulted in an increase in revenue to the Company of approximately $6.2 million as compared to the fiscal year ended December 31, 1996.